

on

the record

Endesa's results for 2005, just published, are excellent:

- Sales €17,508m, up 30%
- Ebitda €6,020m, up 33%
- Net income €3,182m, up 154%
- Net income, pre exceptionals, €1,841m, up 60%
- Net income by business area:
  - Spain and Portugal €1,358m, up 53%
  - Europe €425m, up 151%
  - Latin America €262m, up 106%
- Total dividend €2.4/share*
- Total dividend distributed €2,541m*

*Subject to Shareholder Meeting approval
These results are stated in accordance with IFRS

endesa

Stronger business, greater value.

www.endesa.es

Investors are urged to read Endesa's Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Endesa with the U.S. Securities and Exchange Commission (the "SEC"). The Solicitation/Recommendation Statement and other public filings made from time to time by Endesa with the SEC contain important information and are available without charge from the SEC's website at www.sec.gov and at Endesa's principal executive offices in Madrid, Spain. Statements in this communication other than factual or historical information are "forward-looking statements". Forward-looking statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa's control or may be difficult to predict.